UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

CNX MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

206812109

(CUSIP Number)

Kenneth M. Fisher

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

(281) 872-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0.0%
14	TYPE OF REPORTING PERSON CO - corporation

*

The percentages relating to Common Units (as defined in Item 1 below) reported herein are based on a total of 63,638,165 Common Units outstanding as of August 2, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2018.

1	NAME OF REPORTING PERSON NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0.0%
14	TYPE OF REPORTING PERSON OO - limited liability company

*

The percentages relating to Common Units (as defined in Item 1 below) reported herein are based on a total of 63,638,165 Common Units outstanding as of August 2, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2018.

This Amendment No. 8 on Schedule 13D/A (“Amendment No. 8”) is being filed by Noble Energy, Inc., a Delaware corporation (“Noble Energy”), and NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream”), to amend the Schedule 13D originally filed on October 10, 2014 (the “Original 13D”) by Noble Energy, as amended by Amendment No. 1 thereto, filed on January 1, 2015 (“Amendment No. 1”), as amended by Amendment No. 2 thereto, filed on October 23, 2015 (“Amendment No. 2”), as amended by Amendment No. 3 thereto, filed on December 5, 2016 (“Amendment No. 3”), as amended by Amendment No. 4 thereto, filed on May 26, 2017 (“Amendment No. 4”), as amended by Amendment No. 5 thereto, filed on October 26, 2017 (“Amendment No. 5”), as amended by Amendment No. 6 thereto, filed on December 20, 2017 (“Amendment No. 6”), as amended by Amendment No. 7 thereto, filed on June 29, 2018 (“Amendment No. 7,” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 8, this “Schedule 13D”).

Item 1. Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2. Identity and Background.

No modification is made to Item 2 of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

In 2011, Noble Energy and CONSOL Energy Inc. (“CONSOL” and, together with Noble Energy, the “Sponsors”) formed CONE Gathering LLC (“CONE”) to develop, own and operate natural gas and condensate midstream assets to service the Sponsors’ joint natural gas and condensate production in the Marcellus Shale. At the time of formation, each Sponsor owned a 50% interest in CONE. In 2014, CONE formed CNX Midstream Partners LP, a Delaware limited partnership (the “Issuer” and formerly known as CONE Midstream Partners LP), and CNX Midstream GP LLC, a Delaware limited liability company, the sole general partner of the Issuer and a wholly owned subsidiary of CONE (the “General Partner” and formerly known as CONE Midstream GP LLC). As a result of its ownership in CONE, each of the Sponsors owned a 50% interest in the General Partner as well.

On September 30, 2014, the Issuer completed an initial public offering of 20,125,000 Common Units (the “IPO”). In connection with the completion of the IPO, the Sponsors, CONE, the General Partner and the Issuer entered into a contribution, conveyance and assumption agreement, dated September 30, 2014 (the “Original Contribution Agreement”), pursuant to which (a) the Sponsors (through CONE) contributed to the Issuer controlling interests in certain natural gas gathering pipelines and compression and dehydration facilities, as well as condensate gathering, collection, separation and stabilization facilities, and (b) CONE received in exchange 9,038,121 Common Units and 29,163,121 Subordinated Units. Each Subordinated Unit will convert into one Common Unit at the end of the subordination period, as described in the Prospectus filed with the Commission by the Issuer on September 25, 2014 relating to the IPO.

Upon the completion of the foregoing actions, and pursuant to the Original Contribution Agreement, CONE distributed to each of the Sponsors one-half of the LP Units previously received from the Issuer. As a result, Noble Energy owned 4,519,061 Common Units and 14,581,560 Subordinated Units. As a result of the distribution, CONE no longer has a pecuniary interest in these units.

Effective as of January 1, 2015, Noble Energy contributed to Noble Midstream Services, LLC, a Delaware limited liability company (“Noble Midstream”), among other things, 4,519,061 Common Units and 14,581,560 Subordinated Units.

Effective as of October 23, 2015, Noble Midstream distributed to NBL Midstream, among other things, 4,519,061 Common Units and 14,581,560 Subordinated Units.

On November 16, 2016, pursuant to that certain Contribution Agreement by and among CONE, the General Partner, the Issuer, CNX Midstream Operating Company LLC (formerly known as CONE Midstream Operating Company LLC) and the other parties named therein (the “Contribution Agreement”), CONE contributed to the Issuer a 25% limited partner interest in CNX Midstream DevCo I LP (formerly known as CONE Midstream DevCo I LP) in exchange for consideration comprised of $140 million in cash, the issuance to CONE of 5,183,154 Common Units and the issuance to the General Partner of an additional general partner interest in the Issuer in an amount necessary for the General Partner to maintain its 2% general partner interest in the Issuer. The price per unit was $20.42, the volume weighted average trading price of the Issuer’s Common Units over the trailing 20-day trading period ending on November 11, 2016. Immediately thereafter, CONE distributed to NBL Midstream, as its 50% member, 2,591,577 Common Units and $70 million in cash. While CONE no longer holds any LP Units, it continues to own (i) the General Partner which in turn owns the 2% general partner interest in the Issuer, and (ii) incentive distribution rights in the Issuer.

On May 17, 2017, Noble Energy, Noble Energy US Holdings, LLC, a Delaware limited liability company (“Noble Holdings”), a subsidiary of the Company, and Wheeling Creek Midstream, LLC, a Delaware limited liability company (“Wheeling Creek”), a portfolio company of Quantum Energy Partners, entered into a Purchase Agreement (the “Wheeling Creek Purchase Agreement”) pursuant to which Noble Energy and Noble Holdings agreed to sell to Wheeling Creek 100% of the outstanding membership interests in NBL Midstream, which owns a 50% interest in CONE, 7,110,638 million Common Units and 14,581,560 Subordinated Units, for total cash consideration of approximately $765 million (the “Disposition”). Upon completion of the Disposition, Noble Energy would no longer have any pecuniary interest in any of the LP Units.

On November 15, 2017 (the “Conversion Date”), upon termination of the subordination period pursuant to Section 5.7 of the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on October 3, 2014 (the “Partnership Agreement”), the 14,581,560 Subordinated Units held of record by NBL Midstream converted into Common Units on a one-for-one basis for no additional consideration.

On December 14, 2017, Noble Energy terminated the Wheeling Creek Purchase Agreement. Also on December 14, 2017, NBL Midstream and CNX Gas Company LLC, a Delaware limited liability company (“CNX Gas”), a wholly owned subsidiary of CNX Resources Corporation, entered into a Purchase Agreement (the “CNX Purchase Agreement”), pursuant to which NBL Midstream agreed to sell its 50% interest in CONE to CNX Gas for a total cash consideration of $305 million. In connection with the transaction, CNX Gas will acquire Noble Energy’s 50% interest in the General Partner.

On January 3, 2018, NBL Midstream closed the CNX Purchase Agreement. Noble Energy received proceeds of $308 million in cash and recognized a pre-tax gain of $196 million. NBL Midstream retained its ownership of 21,692,198 Common Units.

On June 26, 2018, NBL Midstream, as the selling unitholder, the Issuer, and the General Partner , entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. and Barclays Capital Inc. (together the “Underwriters”), providing for the offer and sale by NBL Midstream, and purchase by the Underwriters, of 6,500,000 Common Units (the “June 2018 Firm Units”) at a price to the public of $18.30 per Common Unit ($18.0255 per Common Unit, net of underwriting discounts). On June 27, 2018, the Underwriters notified NBL Midstream of their election to exercise their over-allotment option in full, pursuant to the terms of the Underwriting Agreement, for 975,000 additional Common Units (the “June 2015 Additional Units” and, together with the June 2018 Firm Units, the “June 2018 Units”). The sale of the June 2018 Units closed on June 29, 2018.

On September 13, 2018, NBL Midstream entered into securities purchase agreements with multiple buyers to sell a total of 14,217,198 Common Units, representing all of its remaining ownership of the Issuer, at a price of $17.75 per Common Unit. The privately negotiated sales will result in total gross proceeds of approximately $252 million and closed on September 26, 2018 and September 27, 2018. Citigroup Global Markets Inc. acted as the lead placement agent for the transaction and BofA Merrill Lynch, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley acted as co-placement agents.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) On September 26, 2018, NBL Midstream completed the sale of 14,137,198 Common Units at a price of $17.75 per Common Unit. On September 27, 2018, NBL Midstream completed the sale of the remaining 80,000 Common Units at a price of $17.75 per Common Unit. None of the Reporting Persons beneficially owns any Common Units as of September 27, 2018.

(b)-(j) None.

Each Reporting Person may change its plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) None of the Reporting Persons beneficially owns any Common Units as of September 27, 2018.

(c) The response in Item 3 is incorporated herein by reference. Except as otherwise described herein, the Reporting Persons have not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Units on September 26, 2018. The filing of this Amendment No. 8 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

99.1	Additional Information Regarding Reporting Persons

99.2	Joint Filing Agreement, dated effective October 23, 2015, among the Reporting Persons (incorporated by reference to Exhibit 99.4 to the Issuer’s Schedule 13D/A filed with the Securities and Exchange Commission on October 23, 2015)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: September 28, 2018

NOBLE ENERGY, INC.

By:	/s/ Kenneth M. Fisher
Name:	Kenneth M. Fisher
Title:	Executive Vice President and Chief Financial Officer

NBL MIDSTREAM, LLC

By:	/s/ Kevin E. Haggard
Name:	Kevin E. Haggard
Title:	Vice President and Treasurer